SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

(Amendment No. 3)

DIGITAL IMPACT, INC.

(Name of Subject Company)

DIGITAL IMPACT, INC.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $.001 Per Share

(Title of Class of Securities)

25385G 10 6

(CUSIP Number of Class of Securities)

William Park

President, Chief Executive Officer and Chairman of the Board of Directors

177 Bovet Road, Suite 200

San Mateo, California 94402

(650) 356-3400

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With copies to:

Selim Day, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12 East 49th Street

New York, NY 10017

(212) 999-5800

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

The purpose of this amendment is to amend and supplement Item 8 of the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Digital Impact, Inc. (the “Company”) on April 1, 2005, as thereafter amended and supplemented.

Item 8. Additional Information.

Item 8 is hereby amended and supplemented as follows:

The Offer. The Offer expired at 12:00 midnight, New York City time, on Thursday, April 28, 2005. According to Acxiom and Offeror, Shares sufficient to satisfy the Minimum Condition were validly tendered and not properly withdrawn as of the expiration of the Offer. Offeror accepted for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer as of April 29, 2005.

On April 29, 2005, Offeror commenced a subsequent offering period for all remaining untendered Shares, during which stockholders may tender Shares for purchase at the $3.50 per share Offer Price on the same terms and subject to the same conditions set forth in the Offer to Purchase, dated April 1, 2005 as thereafter amended, and the Letter of Transmittal enclosed therewith, except that Shares tendered during the subsequent offering period may not be withdrawn. Offeror will immediately accept for payment all Shares properly tendered, as they are tendered, during the subsequent offering period and will pay the tendering stockholders promptly after acceptance. The subsequent offering period will expire at 5:00 p.m., New York City time, on May 5, 2005.

The Merger Agreement provides that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the DGCL, Offeror will merge with and into the Company and each Share that is not tendered pursuant to the Offer will be converted into the right to receive cash in an amount equal to the Offer Price (other than Shares that are held by stockholders, if any, who properly exercise their dissenters’ rights under the DGCL). Following the effective time of the Merger, the Company will continue as a wholly owned subsidiary of Acxiom.

Changes in Directors. On April 29, 2005, pursuant to the Merger Agreement and contingent and effective upon the acceptance for payment by Offeror of the Shares pursuant to the Offer, Michael Brown, Martha J. Deevy, Peter F. Pervere and Edward J. Spiegel resigned as members of the Board of Directors and Dathan A. Gaskill, Jerry C. Jones and Richard S. Kline were appointed to the Board of Directors as Acxiom’s designees at Acxiom’s request.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2005	DIGITAL IMPACT, INC.

/s/ DAVID OPPENHEIMER
David Oppenheimer
Sr. Vice President, Chief Financial Officer and Treasurer